Certificate of Notification
                             (First Quarter - 2005)

                                    Filed by

                               GULF POWER COMPANY


Pursuant to orders of the Securities and Exchange Commission dated December 18, 2003 in the matter of File No. 70-10156 and dated June 30, 2004 in the matter of File No. 70-10223.

                              - - - - - - - - - - -

Gulf Power Company (GULF) hereby certifies to said Commission, pursuant to Rule 24, that, in accordance with the terms and conditions of and for the purposes represented by the statements on Form U-1 in the above matters at the end of the first quarter of 2005, GULF had:

Short-term and/or term loan notes outstanding -

$150,000,000

Notes outstanding to Southern Company Funding Corporation (SCFC) for GULF's portion of SCFC's Commercial Paper program -

$0

Non-negotiable promissory notes to public entities in exchange for the proceeds of their revenue anticipation notes -

$0

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  April 22, 2005                                 GULF POWER COMPANY


                                                       By: /s/Wayne Boston
                                                            Wayne Boston
                                                        Assistant Secretary